Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2009	2010	2011	2012	2013
Income (loss) from continuing operations before income taxes	$16,035	$(1,630)	$30,420	$35,023	$173,138
Fixed charges:
Interest expense	4	43	62	709	3,406
Interest relating to rental expense (1)	2,438	2,533	2,081	1,912	2,024

Total fixed charges	2,442	2,576	2,143	2,621	5,430

Earnings available for fixed charges	$18,477	$946	$32,563	$37,644	$178,568

Ratio of earnings to fixed charges	7.57	0.37	15.20	14.36	32.89

(1)

The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2013, which was deemed to be all interest. The off-balance sheet financing lease was terminated effective November 1, 2012.